02048999

RECD S.E.C.
JUL 17 2002
1086

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE
7/17/02

Form 6-K

PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

**REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the month of July 2002

DEUTSCHE TELEKOM AG

(Translation of registrant's name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3, File Nos. 333-12096, 333-13550 and 333-84510, and into each respective prospectus that forms a part of those registration statements.

Bonn, July 16, 2002

Sommer resigns as CEO of Deutsche Telekom

Dr. Ron Sommer has announced his resignation as member and chairman of the Board of Management of Deutsche Telekom with immediate effect.

70/02

Bonn, 16. July 2002

Prof. Sihler appointed as interim CEO of Deutsche Telekom AG

The Supervisory Board of Deutsche Telekom has agreed on the advice of the representatives of the shareholders as well as the representatives of the employees to appoint the former chairman of the Supervisory Board of the company, Prof. Dr. Helmut Sihler, for the duration until the appointment of a new CEO, for a period of no longer than six months, to the Board of Management and as its chairman. He is to coordinate the functions of the board and to take the necessary consolidating steps.

At the same time the Supervisory Board has appointed Gerd Tenzer as the Deputy Chairman of the Board of Management.

71/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

Date: July 17, 2002

By: [signature]
Name: Rolf Ewenz-Sandten
Title: Vice President